Exhibit 1.3

CDC Software acquires India-based IT outsourcing company

Acquisition of Horizon Companies approximately doubles the size of India-based IT consulting services

[ATLANTA, February 21, 2006] CDC Software, a wholly owned subsidiary of CDC Corporation (NASDAQ: CHINA), today announced that it has purchased the IT consulting services business of Horizon Companies, Inc., a privately held New Jersey company which principally offers outsourced information technology professional services in the United States and Canada utilizing India-based resources.

Horizon was founded in 1989 and has a 17 year track record of profitable operations servicing large and medium sized companies principally in the northeastern and central United States. Horizon currently employs over 200 IT consultants who staff several major contracts. Customers include public companies such as AT&T, Citigroup, Dendrite International, Emerson Power, Henry Schein, Lucent, Pfizer and YSI, as well as privately held companies like Inductis and Opera Solutions.

Mr. Shirish Nadkarni, chief executive officer of Horizon Companies, who together with his partner Mr. Girish Nadkarni has agreed to stay after the acquisition to manage Horizon’s customer base, stated, “I am thrilled to have Horizon Companies join the CDC Software family. Our customers will certainly benefit from the wider range of experiences and depth of resources we can draw upon through CDC Software. Also, our employees with significant experience with ERP packages like SAP, Oracle and JD Edwards and CRM packages like Siebel are expected to generate strong synergies with similar products offered by Ross, Pivotal and IMI through CDC Software.”

CDC Software expects the transaction to be earnings accretive beginning immediately since part of the consideration is to be paid on an earn-out basis.

“We are extremely pleased with this significant expansion of our outsourced IT consulting services capabilities. With the addition of Horizon, we now have over 500 consultants in this line of business.” said Mr. Rick Marquardt, president of CDC Software. “In addition to enhancing our business services line of business, we expect to cross-train these consultants in the suite of Ross, Pivotal and IMI products offered through CDC Software. The consultants would be additional high quality resources we can draw upon to provide the most cost-effective implementations for customers in our software business, particularly in Asia and EMEA.”

Dr. Rajan Vaz, managing director of CDC Software’s current IT consulting services business who will take primary responsibility for integrating Horizon and realizing the synergies from the acquisition, stated, “We are improving quality for our professional services customers while also improving our operating margins. It is a win-win situation.” He continued, “Given this, I expect us to continue to look to grow our outsourced information technology professional services line of business aggressively in the future. We are looking at other opportunities which, if they are right for us and can be earnings accretive, we hope to bring to fruition in the next several months.”

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review, the company has reorganized into two primary operating business units, CDC Software and China.com Inc.

For more information about CDC Corporation, please visit the website: www.cdccorporation.net

About CDC Software

CDC Software, the software unit of CDC Corporation, offers a broad range of software solutions for mid-sized enterprises. These products are utilized by approximately 4,000 customers worldwide.

For more information about CDC Software, please visit the website: www.cdcsoftware.com

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the synergies of the transaction between CDC Software and Horizon, future financial and operating results, future opportunities to utilize the additional consulting resources within the organization, the ability to improve the quality of professional service offerings, the ability to improve operating margins, and the possibility of consummating other similar transactions. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: whether any anticipated transaction or strategic initiatives are ever consummated; the final structure of any proposed transaction; the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; the ability to make changes in business strategy, development plans and product offerings; the ability to integrate operations, technology or new acquisitions in accordance with the company’s business strategy; and the effects of restructurings and rationalization of operations. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2004 on Form 20-F/A filed on October 11, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Media Relations Sarah Yeaney Articulate Communications Inc. 212.255.0080, ext. 35 syeaney@articulatepr.com	Investor Relations Craig Celek, VP Investor Relations Tel: 1 (212) 661 2160 Fax: 1 (646) 827 2421 craig.celek@cdccorporation.net